SECURI ISSION

11021012

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SEC FILE NUMBER
8 – 68423

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/15/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PERTH ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, SUITE 2807
(No. And Street)

NEW YORK,	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. M. PATRICK CAMPBELL — (347) 855-3750
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MR. M. PATRICK CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERTH ADVISORS LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTUANET CONCHA
Notary Public, State of New York
No. 01CO6213859
Qualified in Kings County
Commission Expires Nov. 23, 2013

Notary Public

Signature

CEO & CCO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Perth Advisors LLC:

We have audited the accompanying statement of financial condition of Perth Advisors LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Perth Advisors LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & associates, LLP

New York, New York
February 18, 2011

PERTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 53,388
Other assets	2,576
TOTAL ASSETS	$ 55,964

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 6,250
Member's equity:	49,714
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 55,964

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION

Perth Advisors LLC (the "Company"), was formed on September 16 2009 in the State of Delaware. The Company, registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on June 15, 2010 ("Inception"). The Company, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a broker dealer that provides advisory services relating to the private placement of capital. The Company is a wholly owned subsidiary of Perth Partners Holdings LLC of Delaware (Parent).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("US GAAP"). Financial statements prepared on the US GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumption could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Income Taxes

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. The Company is subject to New York City unincorporated business tax.

Revenue Recognition

The Company engages in providing advisory services to its clients for private placement activities. Revenue is recognized upon the achievement of certain milestones as contractually agreed to between the Company and its clients.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The company held no investments as of December 31, 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The company did not hold any cash equivalents at December 31, 2010.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 8 to 1. As of December 31, 2010 the Company had net capital of $47,138 which was $42,138 in excess of its required net capital of $5,000.

NOTE 4 CREDIT/CONCENTRATION RISKS

During the period ended December 31, 2010, the company derived approximately $75,000 or 100%, of its revenue from one client.

NOTE 5 COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered into a lease extension agreement for office space from January 1, 2011 until June 30, 2011 for $1,167 per month.

As of December 31, 2010, future minimum lease rental payments are payable as follows:

For the years ending December 31:	
2011	$ 7,002
Total	$ 7,002

Rent expense for the period ended December 31, 2010 was $6,546.

NOTE 6 SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 18, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

PERTH ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010